Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

MOVANO INC.

MOVANO INC., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1. The Third Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting the first paragraph of the section entitled FOURTH thereof in its entirety and replacing the first paragraph of the section entitled FOURTH with the following:

“FOURTH: The total number of shares of stock that the Corporation shall have authority to issue shall be five-hundred and five million shares, consisting of five-hundred million shares of Common Stock, par value $0.0001 per share (the “Common Stock”), and five million shares of Preferred Stock, par value $0.0001 per share (the “Preferred Stock”). Subject to the rights of the holders of any series of Preferred Stock then outstanding, the number of authorized shares of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class shall be required therefor.”

2. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, MOVANO INC. has caused this Certificate to be executed by its duly authorized officer on this 9th day of July 2024.

By:	/s/ John Mastrototaro
Name:	John Mastrototaro
Title:	Chief Executive Officer